UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              TELEWEST GLOBAL, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87956T107
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                                 (CUSIP Number)

                                Edward T. Dartley
                     W.R. Huff Asset Management Co., L.L.C.
                                  67 Park Place
                          Morristown, New Jersey  07960
                                 (973) 984-1233
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 19, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         87956T107
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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                                 William R. Huff
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2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)                    Not
     (b)                 Applicable
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3.   SEC Use Only

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4.   Source of Funds (See Instructions):  WC, OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):

                Not Applicable
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6.   Citizenship or Place of Organization:  United States
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   Number of                          7. Sole Voting Power:         45,022,199*
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:                 *
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:    45,022,199*
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:            *
                                         ---------------------------------------
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   45,022,199*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):             Not Applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  18.4%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IA, IN
--------------------------------------------------------------------------------
* Pursuant to the financial restructuring of Telewest Communications plc ("TCP"), as of July 19, 2004, W.R. Huff Asset Management Co., L.L.C., a Delaware limited liability company ("Huff Asset Management"), and certain other limited
partnerships  and  limited  liability  companies   affiliated  with  Huff  Asset
Management  (together  with Huff Asset  Management,  the "Huff  Entities"),  for
themselves   and/or  on   behalf  of   certain   separately   managed   accounts
(collectively, the "Accounts"), were issued and/or acquired, in the aggregate, approximately 45,022,199 shares of common stock, par value $0.01 per share (the "Shares"), of Telewest Global, Inc., a Delaware corporation (the "Company"), which is a wholly owned subsidiary of TCP. William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company held by or on behalf of the Huff Entities and/or the Accounts, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff. Thus, as of July 19, 2004, for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own 45,022,199 Shares, or approximately 18.4% of the Shares deemed issued and outstanding as of that date. See Item 5 for further information.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Telewest Global, Inc., a Delaware corporation (the "Company") which is a wholly owned subsidiary of Telewest Communications plc ("TCP"). The principal executive offices of the Company are located at 160 Great Portland Street, London W1W 5QA, United Kingdom.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is William R. Huff, whose business address is 67 Park Place, Morristown, New Jersey 07960. Mr. Huff, through one or more intermediate entities, exercises voting and investment discretion for and on behalf of (i) W.R. Huff Asset Management Co., L.L.C., a Delaware limited liability company ("Huff Asset Management"), and (ii) other limited partnerships and limited liability companies affiliated with Huff Asset Management (together with Huff Asset Management, the "Huff Entities"). The Huff Entities are engaged in the investment in securities of all kinds, and/or serve as investment managers for separately managed accounts which are engaged in similar investment activities (collectively, the "Accounts").

          Mr. Huff has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Huff is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to the financial restructuring of TCP, which became effective on July 15, 2004 (the "Reorganization"), certain creditors of the Company were issued Shares in exchange for certain outstanding indebtedness of the Company. In connection with the Reorganization, the Huff Entities, for themselves and/or on behalf of the Accounts, were issued 45,022,199 Shares in the aggregate.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes. Mr. Huff has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Based upon the information contained in Amendment No. 1 to the Registration Statement on Form S-1 dated as of July 16, 2004 and filed with the Securities and Exchange Commission on July 16, 2004, there were 245,000,001 Shares issued and outstanding as of July 16, 2004. As of July 19, 2004, the Huff Entities, for themselves and/or on behalf of the Accounts, were issued and/or acquired, in the aggregate, 45,022,199 Shares. William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company held by or on behalf of the Huff Entities and/or the Accounts, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. Thus, as of July 19, 2004 for the purposes of Reg.
Section 240.13d-3, William R. Huff is deemed to beneficially own 45,022,199 Shares, or approximately 18.4% of the Shares deemed issued and outstanding as of that date.

          During the sixty days prior to July 19, 2004, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

          The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          In connection with the issuance of securities pursuant to the Reorganization, among other agreements, Huff Asset Management, among others, entered into a Registration Rights Agreement, dated as of June 24, 2004 (the "Registration Rights Agreement"), pursuant to which, among other things, (i) Huff Asset Management, on behalf of the Accounts, has the right to require the Company to register certain securities of the Company for resale, and (ii) Huff Asset Management, on behalf of the Accounts, has incidental registration rights to include Shares held by or on behalf of the Accounts in any registration statement filed by the Company with respect to Shares on its own behalf (other than for employee benefit plans, dividend reinvestment plans, mergers or consolidations or for a rights offering or an offering exclusively to existing security holders of the Company) or on behalf of other stockholders of the Company, as more particularly set forth and described in the Registration Rights Agreement incorporated by reference as Exhibit 1 hereto.

          The  descriptions of the  transactions and agreement set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference to this
Schedule 13D as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between William R. Huff and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Registration Rights Agreement, dated as of June 24, 2004, by and among Telewest Global, Inc. and the shareholders party thereto, incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 filed on July 16, 2004.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         July 29, 2004


                                         /s/ William R. Huff
                                         ---------------------------------------
                                         William R. Huff,  on   behalf  of  W.R.
                                         Huff  Asset  Management   Co.,  L.L.C.,
                                         certain   limited    partnerships   and
                                         limited liability  companies affiliated
                                         with  W.R. Huff  Asset  Management Co.,
                                         L.L.C., and certain separately  managed
                                         accounts.



           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).